Mail Stop 4561

January 21, 2010

Philip O. Nolan
Chief Executive Officer
Stanley, Inc.
3101 Wilson Boulevard, Suite 700
Arlington, Virginia 22201

>   **Re: Stanley, Inc.**
>   **Form 10-K for the Fiscal Year Ended March 31, 2009**
>   **Filed May 21, 2009**
>   **File No. 001-33083**

Dear Mr. Nolan:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations, page 44

1. We note that your revolving line of credit is classified as a long-term obligation within your balance sheet. Tell us why you believe that this obligation should be excluded from the table.

Evaluation of Disclosure Controls and Procedures, page 47

2. We note that, in response to our letter dated September 28, 2008, you have
    included in a later section entitled "Limitations on the Effectiveness of Controls"
    a statement that your management has concluded that your disclosure controls and
    procedures were effective at a reasonable assurance level as of March 31, 2009.
    Please confirm that, in future filings, you will include this formulation as part of
    your disclosure in the above-captioned section, and present this as a conclusion of
    your chief executive officer and chief financial officer, if true. See Item 307 of
    Regulation S-K.

3. We note your disclosure that your chief executive officer and chief financial
    officer concluded that your disclosure controls and procedures are effective "in
    timely alerting management, including the chief executive officer and chief
    financial officer, of material information about us required to be included in
    periodic SEC filings." Please confirm, if true, that your officers concluded that
    your disclosure controls and procedures are effective to ensure that information
    required to be disclosed in the reports that you file or submit under the Exchange
    Act is recorded, processed, summarized and reported, within the time periods
    specified in the Commission's rules and forms, and to ensure that information
    required to be disclosed in the reports that you file or submit under the Exchange
    Act is accumulated and communicated to your management to allow timely
    decisions regarding required disclosure. In future filings, please expressly tie
    your effectiveness conclusion to disclosure controls and procedures as set forth in
    Rule 13a-15(e) under the Exchange Act, or recite the entire definition.

Consolidated Financial Statements

Summary of Significant Accounting Policies

Revenue recognition, page F-8

4. You state that revenue is earned under cost-plus-fee, fixed-price, and time-and-
    materials contracts. Please identify the accounting literature used to recognize
    and measure revenue for each of these contracts. Further, indicate why each
    contract type is within the scope of the literature being applied.

Unaudited Quarterly Financial Data, page F-29

5. We note your selected quarterly financial data does not contain gross profit or
    cost of sales information. Please explain how you determined that this
    presentation complies with Item 302(a)(1) of Regulation S-K.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3459 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to David Orlic, Staff Attorney, at (202) 551-3503 or Mark Shuman, Legal Branch Chief at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief